Filed by Corning Incorporated
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                          Subject Company:  NetOptix Corporation
                                                   Commission File No. 333-32714

On April 24, 2000, Corning Incorporated issued the following press release:

                          FOR RELEASE - APRIL 24, 2000

                          MEDIA CONTACT:
                          Robert W. DeMallie
                          (607) 974-8778
                          demallierw@corning.com

               CORNING EARNINGS UP MORE THAN 75% IN FIRST QUARTER
                              BEFORE SPECIAL ITEMS

                 Company beats Wall Street consensus and revises
                  full-year guidance to reflect bright outlook

CORNING, N.Y. - Corning Incorporated (NYSE: GLW) reported today that its first-quarter earnings before special items increased more than 75%, exceeding Wall Street's revised consensus by 9 cents. While virtually all of its high-technology businesses performed well above expectations, demand was especially strong for the company's optical fiber and optical-networking products used to support the growth of Internet and e-commerce traffic.

The company reported first-quarter earnings of $0.64 per share before special items, an increase of 78%, compared with $0.36 per share in 1999. Income for the first quarter of 2000 totaled $178.1 million before special items, an increase of 93%, as compared with $92.5 million in 1999.

Commenting on the quarter, Corning Chairman and Chief Executive Officer, Roger
G. Ackerman, said, "The quarter was a home run for Corning. We are reaping the benefits of our efforts to concentrate every aspect of the company on the development of new products for optical communications and other high-growth markets."

First-quarter sales were $1.35 billion, an increase of 36% as compared with 1999 first- quarter sales of $997 million. Excluding the impact of acquisitions, sales increased 28%. Sales of optical fiber remained strong, with overall demand increasing more than 50%, and demand for Corning(R) LEAF(R) optical fiber tripling in the quarter. Sales in the Photonic Technologies Division increased 90%, led by demand for the company's optical amplifiers. Sales of flat-panel display glass used in computer monitors grew at a rate of 45%.


                                     (more)

CORNING REPORTS Q1 EARNINGS
PAGE 2

Equity earnings were up nearly 60% in the quarter, due primarily to excellent performance at Samsung Corning Precision Glass Company, Ltd., a Korean manufacturer of flat-panel display glass.

The company reported first-quarter 2000 pro forma net income per share of $0.68, an increase of 79%, compared with $0.38 per share in the first quarter of 1999. Pro forma net income was $188.3 million in first quarter 2000, an increase of 92% as compared with $97.9 million in the same period of 1999. Pro forma earnings exclude amortization of purchased intangibles and goodwill, purchased in-process R&D, one-time acquisition costs, discontinued operations and other non-recurring items. Going forward, Corning will report pro forma earnings as its primary performance measure.

Commenting on the company's outlook for 2000, Ackerman said, "Given the strength of the first-quarter results and the market's phenomenal response to products that deliver on the demand for ever-increasing bandwidth, we anticipate pro forma earnings growth this year of about 35%, including announced acquisitions. We are raising our full-year pro forma earnings guidance to $2.70 to $2.75 per share to reflect this strong outlook.

"The quarter fuels our long-held belief that the penetration of optical technology in the world's communication network has only just begun. Corning will capitalize on the expansion of the optical layer by adding capacity around the world, successfully integrating our recent acquisitions, and continuing to execute our growth strategy at a rapid pace. I am confident we will accomplish all three."

Corning also recorded a first-quarter, pre-tax charge of $89.0 million ($69.1 million after-tax, or $0.25 per share) related to acquisitions. In addition, Corning recorded a pre-tax gain of $6.8 million ($4.2 million after tax), or $0.02 per share, for a non-operating gain related to the sale of Quanterra Incorporated. Finally, Corning incurred an after-tax charge of $36.3 million, or $0.13 per share, to impair its entire investment in Pittsburgh Corning Corporation. Including these non-recurring items, Corning's net income for the first quarter of 2000 totaled $76.9 million, or $0.28 per share. This compares with first quarter 1999 net income of $92.5 million, or $0.36 per share.

During the first quarter, Corning announced a definitive agreement for a stock-for-stock merger with NetOptix Corporation. The transaction has secured regulatory approval and is on track to close in mid-May.

Established in 1851, Corning Incorporated creates leading-edge technologies for the fastest-growing markets of the world's economy. Corning manufactures optical fiber, cable and photonic products for the telecommunications industry; and high-performance displays and components for television and other communications-related industries. The company also uses advanced materials to manufacture products for scientific, semiconductor and environmental markets. Corning's revenues in 1999 were $4.7 billion. More information on the company is available at www.corning.com.

                                       ###

INVESTOR RELATIONS CONTACT:
Katherine M. Dietz
(607) 974-8217
dietzkm@corning.com

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

         Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause results to differ materially, as discussed in the company's filings with the Securities and Exchange Commission.

Corning and NetOptix have filed a proxy statement/prospectus describing the merger with the United States Securities and Exchange Commission (SEC). In addition, Corning and NetOptix have each filed other information and documents concerning the merger and their business with the SEC. WE URGE INVESTORS IN THE COMMON STOCK OF NETOPTIX AND CORNING TO REVIEW THE PROXY STATEMENT/ PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, NY 14831 (tele:
607-974-9000) or the Chief Financial Officer, NetOptix Corporation, c/o Leisegang Medical, Inc., 6401 Congress Ave., Suite 160, Boca Raton, FL 33487 (tele: 561-994-0202, ext. 227). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.



CORNING INCORPORATED AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited; in millions, except per share amounts)


                                                                              Three Months Ended March 31,
                                                                          --------------------------------
                                                                                2000               1999
                                                                          ---------------     -------------

REVENUES
    Net sales                                                                $   1,351.4       $     997.0
    Royalty, interest, and dividend income                                          23.5              10.0
    Non-operating gains                                                              6.8
                                                                             -----------           -------
                                                                                 1,381.7           1,007.0
DEDUCTIONS
    Cost of sales                                                                  787.8             613.9
    Selling, general and administrative expenses                                   199.8             152.2
    Research, development and engineering expenses                                 110.1              83.4
    Amortization of purchased intangibles including goodwill                        13.1               6.9
    Interest expense                                                                24.2              19.7
    Non-recurring charges                                                           89.0
    Other, net                                                                      20.9               9.9
                                                                             -----------       -----------

Income before taxes                                                                136.8             121.0
Taxes on income                                                                     54.9              37.3
                                                                             -----------       -----------

Income before minority interest and equity earnings                                 81.9              83.7
Minority interest in earnings of subsidiaries                                       (2.6)            (10.1)
Dividends on convertible preferred securities of subsidiary                                           (2.3)
Equity in earnings of associated companies                                          33.9              21.2
Impairment of equity investment                                                    (36.3)
                                                                             -----------        -----------

NET INCOME                                                                   $      76.9       $      92.5
                                                                             ===========       ===========

BASIC EARNINGS PER SHARE                                                     $      0.28       $      0.37
                                                                             ===========       ===========

DILUTED EARNINGS PER SHARE                                                   $      0.28       $      0.36
                                                                             ===========       ===========

DIVIDENDS DECLARED                                                           $      0.18       $      0.18
                                                                             ===========       ===========

SHARES USED IN COMPUTING EARNINGS PER SHARE

     Basic earnings per share                                                      270.4             248.4
                                                                             ===========       ===========
     Diluted earnings per share                                                    277.3             260.4
                                                                             ===========       ===========

 The accompanying notes are an integral part of these statements.


CORNING INCORPORATED AND SUBSIDIARY COMPANIES
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
EXCLUDING AMORTIZATION OF PURCHASED INTANGIBLES AND GOODWILL, PURCHASED IN-
PROCESS RESEARCH AND DEVELOPMENT, ACQUISITION-RELATED
COSTS AND NON-RECURRING ITEMS
(In millions, except per share amounts)



                                                                              Three Months Ended March 31,
                                                                          --------------------------------
                                                                                2000               1999
                                                                          ---------------     ------------

REVENUES
    Net sales                                                                $   1,351.4       $     997.0
    Royalty, interest, and dividend income                                          23.5              10.0
                                                                             -----------       -----------
                                                                                 1,374.9           1,007.0
DEDUCTIONS
    Cost of sales                                                                  787.8             613.9
    Selling, general and administrative expenses                                   199.8             152.2
    Research, development and engineering expenses                                 110.1              83.4
    Interest expense                                                                24.2              19.7
    Other, net                                                                      20.9               9.9
                                                                             -----------       -----------

Income before taxes                                                                232.1             127.9
Taxes on income                                                                     75.1              38.8
                                                                             -----------       -----------

Income before minority interest and equity earnings                                157.0              89.1
Minority interest in earnings of subsidiaries                                       (2.6)            (10.1)
Dividends on convertible preferred securities of subsidiary                                           (2.3)
Equity in earnings of associated companies                                          33.9              21.2
                                                                             -----------       -----------

PRO FORMA NET INCOME                                                         $     188.3       $      97.9
                                                                             ===========       ===========

PRO FORMA BASIC EARNINGS PER SHARE                                           $      0.70       $      0.39
                                                                             ===========       ===========

PRO FORMA DILUTED EARNINGS PER SHARE                                         $      0.68       $      0.38
                                                                             ===========       ===========

DIVIDENDS DECLARED                                                           $      0.18       $      0.18
                                                                             ===========       ===========

SHARES USED IN COMPUTING PRO FORMA EARNINGS PER SHARE

     Basic earnings per share                                                      270.4             248.4
                                                                             ===========       ===========
     Diluted earnings per share                                                    277.3             260.4
                                                                             ===========       ===========

The above pro forma amounts for the quarter ended March 31, 2000 have been adjusted to eliminate $13.1 million ($10.2 million after tax) or $0.04 per share of amortization of purchased intangibles and goodwill, $42 million ($25.7 million after tax) or $0.09 per share of in-process research and development charges, $47 million ($43.4 million after tax) or $0.16 per share of transaction costs from the Oak acquisition, $36.3 million after tax or $0.13 per share for the impairment of the entire equity investment in Pittsburgh Corning Corporation, and $6.8 million ($4.2 million after tax) or $0.02 per share for a non-operating gain related to the sale of Quanterra Incorporated.

The above pro forma amounts for the quarter ended March 31, 1999 have been adjusted to eliminate $6.9 million ($5.4 million after tax) or $0.02 per share of amortization of purchased intangibles and goodwill.



                                    PRO FORMA


CORNING INCORPORATED AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited; in millions)


                                                         March 31, 2000            Dec. 31, 1999
                                                         --------------            -------------
                   ASSETS

 CURRENT ASSETS
     Cash and short-term investments                     $   1,313.1               $     280.4
     Accounts receivable, net                                1,146.6                     872.4
     Inventories                                               787.0                     602.2
     Deferred taxes on income and
         other current assets                                  253.9                     229.2
                                                         -----------               -----------
              Total current assets                           3,500.6                   1,984.2

Investments                                                    522.0                     504.4

Plant and equipment, net                                     3,629.1                   3,201.7

Goodwill and other intangible assets, net                    1,150.3                     506.7

Other assets                                                   212.3                     329.0
                                                         -----------               -----------

TOTAL ASSETS                                             $   9,014.3               $   6,526.0
                                                         ===========               ===========

             LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Loans payable                                       $     150.1               $     420.7
     Accounts payable                                          416.7                     418.0
     Other accrued liabilities                                 698.2                     715.3
                                                         -----------               -----------
              Total current liabilities                      1,265.0                   1,554.0

Other liabilities                                              745.8                     720.6
Loans payable beyond one year                                1,987.8                   1,490.4
Minority interest in subsidiary companies                      126.5                     284.8
Convertible preferred stock                                     10.4                      13.5
Common shareholders' equity                                  4,878.8                   2,462.7
                                                         -----------               -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $   9,014.3               $   6,526.0
                                                         ===========               ===========

The accompanying notes are an integral part of these statements.

CORNING INCORPORATED AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTER 1, 2000

(1) Information about the performance of Corning's three operating segments for the first quarter of 2000 and 1999 are below. These amounts do not include revenues, expenses and equity earnings not specifically identifiable to segments. Corning has changed the performance measurement of its operating segments to a new metric - net income excluding amortization of purchased intangibles and goodwill, purchased in-process research and development, one-time acquisition costs, discontinued operations and other non-recurring items. The segment results for 1999 have been restated to conform to the new measure.


                                                                                            THREE MONTHS ENDED

                                                                                                 MARCH 31,

                                                                                            2000           1999
                                                                                        -----------     ----------
         TELECOMMUNICATIONS
         Net sales                                                                      $     893.4     $   593.3
         Research, development and engineering expenses                                 $      77.1     $    56.1
         Interest expense                                                               $      15.2     $    12.4
         Segment earnings before minority interest and equity earnings                  $     107.8     $    60.4
           Minority interest in earnings of subsidiaries                                        3.0          (4.3)
           Equity in earnings of associated companies                                          (0.4)          4.0
                                                                                        -----------     ---------
         Segment net income                                                             $     110.4     $    60.1
                                                                                        ===========     =========

         ADVANCED MATERIALS
         Net sales                                                                      $     264.2     $   252.1
         Research, development and engineering expenses                                 $      27.2     $    21.9
         Interest expense                                                               $       5.5     $     4.3
         Segment earnings before minority interest and equity earnings                  $      21.9     $    20.0
           Minority interest in earnings of subsidiaries                                                      0.1
           Equity in earnings of associated companies                                           6.5           4.1
                                                                                        -----------     ---------
         Segment net income                                                             $      28.4     $    24.2
                                                                                        ===========     =========

         INFORMATION DISPLAY
         Net sales                                                                      $     187.9     $   145.7
         Research, development and engineering expenses                                 $       5.8     $     5.4
         Interest expense                                                               $       3.4     $     2.6
         Segment earnings before minority interest and equity earnings                  $      19.3     $     9.4
            Minority interest in earnings of subsidiaries                                      (5.6)         (5.9)
            Equity in earnings of associated companies                                         26.8          12.4
                                                                                        -----------     ---------
         Segment net income                                                             $      40.5     $    15.9
                                                                                        ===========     =========

         TOTAL SEGMENTS
         Net sales                                                                      $   1,345.5     $   991.1
         Research, development and engineering expenses                                 $     110.1     $    83.4
         Interest expense                                                               $      24.1     $    19.3
         Segment earnings before minority interest and equity earnings                  $     149.0     $    89.8
            Minority interest in earnings of subsidiaries                                      (2.6)        (10.1)
            Equity in earnings of associated companies                                         32.9          20.5
                                                                                        -----------     ---------
         Segment net income                                                             $     179.3     $   100.2
                                                                                        ===========     =========

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:


                                                                                      THREE MONTHS ENDED

                                                                                           MARCH 31,
                                                                                -------------------------------

                                                                                   2000               1999
                                                                                ----------        -----------
    REVENUES
         Total segment net sales                                                $ 1,345.5          $    991.1
         Non-segment net sales (a)                                                    5.9                 5.9
         Royalty, interest and dividend income                                       23.5                10.0
         Non-operating gain                                                           6.8
                                                                                ---------           ---------

           TOTAL REVENUES                                                       $ 1,381.7          $  1,007.0
                                                                                =========          ==========


    NET INCOME
         Total segment income (b)                                               $   179.3          $    100.2
             Unallocated items:
         Non-segment loss and other (a)                                              (2.2)               (0.6)
         Non-operating gain                                                           6.8
         Amortization of purchased intangibles and goodwill (c)                     (13.1)               (6.9)
         Non-recurring charges                                                      (89.0)
         Interest income                                                             15.2
         Interest expense                                                            (0.1)               (0.4)
         Income tax (d)                                                              15.3                 1.8
         Equity in earnings of associated companies (a)                               1.0                 0.7
         Impairment of equity investment after tax                                  (36.3)
         Dividends on convertible preferred
           securities of subsidiary                                                                      (2.3)
                                                                                ---------          ----------

           NET INCOME                                                           $    76.9          $     92.5
                                                                                =========          ==========

         (a)  Includes amounts derived from corporate investments.
         (b)  Includes royalty, interest and dividend income.
         (c) Amortization of goodwill and intangibles relates primarily to the Telecommunications segment.
         (d) Includes tax associated with special charges (unless otherwise noted), interest income, amortization of purchased intangibles and goodwill and non-operating gains.

(2) On January 28, 2000, Corning merged with Oak Industries, Inc. (Oak Industries) in a pooling of interests transaction. Oak Industries shareholders received 0.83 of a share of Corning common stock for each share of Oak Industries stock owned. Corning issued 14.8 million shares of Corning common stock and 2.7 million options to purchase Corning common shares to complete the transaction. The consolidated financial statements for the prior period of 1999 have been restated to include the financial position and results of operations of Oak Industries. During the first quarter of 2000, Corning recognized a charge of $47 million ($43.4 million after tax), or $0.16 per share, for one-time acquisition costs related to Oak Industries.

(3) In February of 2000, Corning acquired the worldwide optical cable and hardware business of Siemens AG and the remaining 50% of its investment in Siecor Corporation and Siecor GmbH (the Siemens transaction). The purchase price of $1.4 billion (subject to customary purchase price adjustments) includes approximately $120 million in assumed debt and $145 million in contingent performance payments to be paid, if earned, over a four-year period. Portions of the transaction will close at dates into 2001. At March 31, 2000, total cash paid to Siemens approximated $1.1 billion. This acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated based on estimated fair values at date of acquisition, pending final determination of certain acquired balances. This preliminary allocation has resulted in acquired intangibles and goodwill of approximately $650 million, which is being amortized over lives of 5 to 20 years.

(4) On February 14, 2000, Corning acquired British Telecommunication's Photonics Research Center for approximately $66 million in cash. Corning recorded a charge of $42 million ($25.7 million after tax), or $0.09 per share, for in-process research and development costs. Remaining purchase price has been recorded as property, plant and equipment and purchased intangibles and goodwill being amortized over lives up to 9 years.

(5) Pittsburgh Corning (PCC) is a 50% owned equity investment of Corning Incorporated and PPG Industries, Inc. On April 16, 2000, PCC filed for Chapter 11 reorganization in the United States Bankruptcy Court for the Western District of Pennsylvania. It indicated that the high costs of defending or settling asbestos claims, coupled with sharply increasing settlement demands, had threatened its financial health and left it with no alternative means of resolving the asbestos claims brought against it. As a result of this event, Corning recorded an after tax charge of $36.3 million, or $0.13 per share to impair its entire investment in PCC.

(6) In January 2000, Corning sold Quanterra Incorporated to Severn Trent Laboratories for $35 million. In the first quarter of 2000, Corning recorded a non-operating gain of $6.8 million ($4.2 million after tax), or $0.02 per share, as a result of this transaction.

(7) Depreciation and amortization charged to operations during the first quarters of 2000 and 1999 totaled $125.6 million and $101.6 million, respectively.

(8) Excluding the impact of special items, Corning's effective tax rate was 33% for the first quarter of 2000, and 30.8% for the first quarter of 1999.

(9) On January 31, 2000, Corning completed an equity offering of 14.95 million shares of common stock generating net proceeds of $2.2 billion. The proceeds were used to repay $98 million of bank debt assumed in the Oak Industries merger and $372 million of commercial paper and to fund a portion of the Siemens transaction. The remaining proceeds of approximately $1.1 billion will be used for general corporate purposes, including funding Corning's capital spending program.

(10) In February 2000, Corning completed an offering of Euro-denominated debt securities, which generated net proceeds of $485 million. The proceeds were used to finance a portion of the Siemens transaction.

(11) On February 14, 2000, Corning announced that it had signed a definitive agreement to acquire NetOptix Corporation for approximately 12 million shares of Corning common stock. NetOptix manufactures thin film filters for use in dense wavelength division multiplexing components. Under the terms of the agreement, Corning will exchange 0.90 shares of Corning common stock for each share of NetOptix common stock. Corning will account for the transaction under the purchase method of accounting. Based on the average closing price for Corning for a range of days surrounding the announcement, the transaction is valued at approximately $2.1 billion, most of which will be allocated to goodwill and intangibles.

         Corning currently expects goodwill and intangibles to be amortized over 10 years and to be non-tax deductible. Corning expects the transaction to close in mid-May.

(12) In the fourth quarter of 1999, the United States Bankruptcy Court for the Northern District of Michigan entered an order confirming the plan of reorganization filed jointly by Dow Corning Corporation and the Committee of Tort Claimants ("Joint Plan"). Corning and The Dow Chemical Company each own 50% of the shares of Dow Corning. On December 21, 1999, however, the Court limited shareholder releases provided in the Joint Plan to apply to all claimants who voted in favor of the Joint Plan and not to those who voted against the Plan or abstained. Appeals from these December 21, 1999 rulings were taken on a variety of grounds to the United States District Court for the Eastern District of Michigan by the proponents, the two shareholders, and parties objecting to elements of the Joint Plan. Certain parties moved to dismiss the appeals by the proponents and shareholders as untimely. The proponents and shareholders also filed motions to vacate parts of the December 21, 1999 ruling. These motions and appeals were joined by the Court for coordinated briefing and argument. On April 12 and 13, 2000, the District Court held a hearing and permitted extensive oral argument. The Court indicated that it would rule on the appeals and motions within 30 days. It is probable that the District Court's ruling will be subject to further appellate review. The timing and eventual outcome of these proceedings, including any subsequent appeals, remain uncertain. Further details concerning these proceedings appear in Corning's Form 10-K/A for 1999.


CORNING INCORPORATED AND SUBSIDIARY COMPANIES       Contact:  Katherine M. Dietz
(In millions, except per share amounts)                       (607) 974-8217
INCOME STATEMENTS (GAAP)
EXHIBIT 1
                                                                                    2000
                                                                           ----------------------
                                                                               Q1          TOTAL
                                                                           ---------    ---------
REVENUES
  Net sales                                                                $ 1,351.4    $ 1,351.4
  Royalty, interest and dividend income                                         23.5         23.5
  Non-operating gains                                                            6.8          6.8
                                                                           ---------    ---------
                                                                             1,381.7      1,381.7

DEDUCTIONS
  Cost of sales                                                                787.8        787.8
  Selling, general and administrative expenses                                 199.8        199.8
  Research, development and engineering expenses                               110.1        110.1
  Amortization of purchased intangibles                                         13.1         13.1
  Interest expense                                                              24.2         24.2
  Non-recurring charges                                                         89.0         89.0
  Other, net                                                                    20.9         20.9
                                                                           ---------    ---------

Income from continuing operations before taxes on income                       136.8        136.8
Taxes on income from continuing operations                                      54.9         54.9
                                                                           ---------    ---------

Income from continuing operations before minority interest and equity earnings  81.9         81.9
Minority interest in earnings of subsidiaries                                   (2.6)        (2.6)
Dividends on convertible preferred securities of subsidiary
Equity in earnings of associated companies                                      33.9         33.9
Impairment of equity investment                                                (36.3)       (36.3)
                                                                           ---------    ---------

INCOME FROM CONTINUING OPERATIONS                                               76.9         76.9
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES
                                                                           --------     --------

NET INCOME                                                                 $    76.9    $    76.9
                                                                           =========    =========

DILUTED EARNINGS PER SHARE:
   Continuing operations                                                   $    0.28    $    0.28
   Discontinued operations
                                                                            --------     --------
                                                                           $    0.28    $    0.28
                                                                           =========    =========

SHARES USED IN COMPUTING EARNINGS PER SHARE:

   Diluted earnings per share                                                  277.3        277.3
                                                                           =========    =========





                                                                                                  1999
                                                                     ---------------------------------------------------------------
                                                                         Q1           Q2           Q3           Q4           TOTAL
                                                                     ---------     --------     ---------    ---------    --------

REVENUES
Net sales                                                            $   997.0     $1,129.7     $1,245.3      $1,369.1    $ 4,741.1
  Royalty, interest and dividend income                                   10.0         11.3          8.7          11.4         41.4
  Non-operating gains                                                                               30.0                       30.0
                                                                     --------      -------      --------     --------     ---------
                                                                       1,007.0      1,141.0      1,284.0       1,380.5      4,812.5

DEDUCTIONS
  Cost of sales                                                          613.9        693.3        767.0         856.1      2,930.3
  Selling, general and administrative expenses                           152.2        151.2        172.0         192.0        667.4
  Research, development and engineering expenses                          83.4         88.5        100.2         106.1        378.2
  Amortization of purchased intangibles                                    6.9          7.0          7.3           6.6         27.8
  Interest expense                                                        19.7         20.4         26.0          27.1         93.2
  Non-recurring charges                                                                             15.5         (14.1)         1.4
  Other, net                                                               9.9         10.7         11.9           6.8         39.3
                                                                     ---------     --------     --------     ---------    ---------

Income from continuing operations before taxes on income                 121.0        169.9        184.1         199.9        674.9
Taxes on income from continuing operations                                37.3         52.3         55.7          61.8        207.1
                                                                     ---------     --------     --------     ---------    ---------

Income from continuing operations before minority interest and equity     83.7        117.6        128.4         138.1        467.8
 earnings
Minority interest in earnings of subsidiaries                            (10.1)       (17.4)       (18.6)        (20.7)       (66.8)
Dividends on convertible preferred securities of subsidiary               (2.3)                                                (2.3)
Equity in earnings of associated companies                                21.2         30.8         32.1          28.2        112.3
Impairment of equity investment


INCOME FROM CONTINUING OPERATIONS                                         92.5        131.0        141.9         145.6        511.0
INCOME FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES                                                           4.8          4.8
                                                                     --------      -------      -------      ---------    ---------

NET INCOME                                                           $    92.5     $  131.0     $  141.9      $  150.4      $ 515.8
                                                                     =========     ========     ========      ========     ========

DILUTED EARNINGS PER SHARE:
   Continuing operations                                             $    0.36     $   0.50     $   0.54      $   0.55     $   1.95
   Discontinued operations                                                                                        0.02         0.02
                                                                      --------      -------      -------      --------    ---------
                                                                     $    0.36     $   0.50     $   0.54      $   0.57     $   1.97
                                                                     =========     ========     ========      ========     ========

SHARES USED IN COMPUTING EARNINGS PER SHARE:

   Diluted earnings per share                                            260.4        265.3        265.7         266.6        265.1
                                                                     =========     ========     ========     =========    =========



CORNING INCORPORATED AND SUBSIDIARY COMPANIES        Contact: Katherine M. Dietz
(In millions, except per share amounts)                       (607) 974-8217
PRO FORMA INCOME STATEMENTS
EXHIBIT 2
                                                                                    2000
                                                                           ----------------------
                                                                               Q1          TOTAL
                                                                           ---------    ---------
REVENUES
  Net sales                                                                $ 1,351.4    $ 1,351.4
  Royalty, interest and dividend income                                         23.5         23.5
                                                                           ---------    ---------
                                                                             1,374.9      1,374.9

DEDUCTIONS
  Cost of sales                                                                787.8        787.8
  Selling, general and administrative expenses                                 199.8        199.8
  Research, development and engineering expenses                               110.1        110.1
  Interest expense                                                              24.2         24.2
  Other, net                                                                    20.9         20.9
                                                                           ---------    ---------

Income from continuing operations before taxes on income                       232.1        232.1
Taxes on income from continuing operations                                      75.1         75.1
                                                                           ---------    ---------

Income from continuing operations before minority interest and equity earnings 157.0        157.0
Minority interest in earnings of subsidiaries                                   (2.6)        (2.6)
Dividends on convertible preferred securities of subsidiary
Equity in earnings of associated companies                                      33.9         33.9
                                                                           ---------    ---------

PRO FORMA NET INCOME                                                       $   188.3    $   188.3
                                                                           =========    ========

PRO FORMA DILUTED EARNINGS PER SHARE                                       $    0.68    $    0.68
                                                                           =========    =========

SHARES USED IN COMPUTING EARNINGS PER SHARE:
   Diluted earnings per share                                                  277.3        277.3
                                                                           =========    =========

                                                                                                       1999
                                                                      --------------------------------------------------------------
                                                                          Q1           Q2           Q3           Q4           TOTAL
                                                                      ---------     --------     ---------    ---------    --------
REVENUES
 Net sales                                                            $   997.0     $1,129.7     $1,245.3     $ 1,369.1    $ 4,741.1
 Royalty, interest and dividend income                                     10.0         11.3          8.7          11.4         41.4
                                                                      ---------     --------     --------     ---------    ---------
                                                                        1,007.0      1,141.0      1,254.0       1,380.5      4,782.5

REDUCTIONS
 Cost of sales                                                            613.9        693.3        767.0         856.1      2,930.3
 Selling, general and administrative expenses                             152.2        151.2        172.0         192.0        667.4
 Research, development and engineering expenses                            83.4         88.5        100.2         106.1        378.2
 Interest expense                                                          19.7         20.4         26.0          27.1         93.2
 Other, net                                                                 9.9         10.7         11.9           6.8         39.3
                                                                      ---------     --------     --------     ---------    ---------

Income from continuing operations before taxes on income                  127.9        176.9        176.9         192.4        674.1
Taxes on income from continuing operations                                 38.8         53.8         51.8          57.7        202.1
                                                                      ---------     --------     --------     ---------    ---------

Income from continuing operations before minority interest and equity      89.1        123.1        125.1         134.7        472.0
 earnings
Minority interest in earnings of subsidiaries                             (10.1)       (17.4)        (9.1)        (20.7)      (57.3)
Dividends on convertible preferred securities of subsidiary                (2.3)                                               (2.3)
Equity in earnings of associated companies                                 21.2         30.8         32.1          28.2        112.3
                                                                      ---------     --------     --------     ---------    ---------

PRO FORMA NET INCOME                                                  $    97.9     $  136.5     $  148.1     $   142.2    $   524.7
                                                                      =========     =======      ========     =========    =========

PRO FORMA DILUTED EARNINGS PER SHARE                                  $    0.38     $   0.52     $   0.56     $    0.54    $    2.00
                                                                      =========     ========     ========     =========    =========

SHARES USED IN COMPUTING EARNINGS PER SHARE:
  Diluted earnings per share                                              260.4        265.3        265.7         266.6        265.1
                                                                      =========     ========     ========     =========    =========



CORNING INCORPORATED AND SUBSIDIARY COMPANIES           Contact: Katherine M. Dietz
(In millions, except per share amounts)                          (607) 974-8217
EXHIBIT 3

                                                                                    2000
                                                                           ----------------------
                                                                               Q1          TOTAL
                                                                           ---------    ---------
NET INCOME

Net Income                                                                 $    76.9    $    76.9
  Purchased in-process research and development                                 25.7(1)      25.7
  Oak acquisition costs                                                         43.4(2)      43.4
  Provision for impairment and restructuring
  Impairment of equity investment                                               36.3(3)      36.3
  Non-operating gain                                                            (4.2)(4)     (4.2)
  Net income from discontinued operations
                                                                               --------     -------

INCOME BEFORE SPECIAL ITEMS                                                $   178.1    $   178.1
  Amortization of purchased intangibles including goodwill                      10.2(8)      10.2
                                                                              ---------    --------
PRO FORMA NET INCOME                                                       $   188.3    $   188.3
                                                                             =========    =========

EARNINGS PER SHARE

DILUTED EARNINGS PER SHARE:

  Net Income                                                               $    0.28    $    0.28

     Purchased in-process research and development                              0.09(1)      0.09
     Oak acquisition costs                                                      0.16(2)      0.16
     Provision for impairment and restructuring                                              0.04(5)
     Impairment of equity investment                                            0.13(3)      0.13
     Non-operating gain                                                        (0.02)(4)    (0.02)
     Net income from discontinued operations
                                                                           --------     --------

INCOME BEFORE SPECIAL ITEMS                                                $    0.64    $    0.64
  Amortization of purchased intangibles including goodwill                      0.04(8)      0.04
                                                                           ---------    ---------

PRO FORMA NET INCOME                                                       $    0.68    $    0.68
                                                                           =========    =========



SHARES USED IN COMPUTING EARNINGS PER SHARE:
  Diluted earnings per share                                                   277.3        277.3
                                                                           =========    =========



                                                                                                      1999
                                                                    ---------------------------------------------------------------
                                                                        Q1           Q2           Q3           Q4           TOTAL
                                                                    ---------     --------     ---------    ---------    --------

NET INCOME

Net Income                                                           $   92.5     $  131.0     $  141.9       $150.4     $  515.8
  Purchased in-process research and development
  Oak acquisition costs
  Provision for impairment and restructuring                                                       10.0(5)     (8.6)(7)       1.4
  Impairment of equity investment
  Non-operating gain                                                                              (9.5)(6)                   (9.5)
  Net income from discontinued operations                                                                       (4.8)        (4.8)
                                                                        --------      -------      -------      ---------    -----

INCOME BEFORE SPECIAL ITEMS                                         $    92.5     $  131.0     $  142.4      $ 137.0     $  502.9
  Amortization of purchased intangibles including goodwill                5.4(9)       5.5(10)      5.7(11)      5.2(12)     21.8
                                                                       ---------     --------     --------     ---------   ------
PRO FORMA NET INCOME                                                $    97.9     $  136.5     $  148.1       $ 142.2 $     524.7
                                                                      =========     ========     ========    =========== ========

EARNINGS PER SHARE

DILUTED EARNINGS PER SHARE:

  Net Income                                                        $    0.36     $   0.50     $   0.54      $  0.57     $   1.97
     Purchased in-process research and development
     Oak acquisition costs
     Provision for impairment and restructuring                         (0.03)(7)     0.01
     Impairment of equity investment
     Non-operating gain                                                                           (0.04)(6)                (0.04)
     Net income from discontinued operations                                                                   (0.02)      (0.02)
                                                                    --------      -------      -------      --------     --------

INCOME BEFORE SPECIAL ITEMS                                         $    0.36     $   0.50     $   0.54   $ 0.52        $    1.92
  Amortization of purchased intangibles including goodwill               0.02(9)      0.02(10)     0.02(11)     0.02(12)     0.08
                                                                    ---------     --------     --------     --------     ---------

PRO FORMA NET INCOME                                                $    0.38     $   0.52     $   0.56    $    0.54    $    2.00
                                                                    ==========     ========     ========    =========    =========



SHARES USED IN COMPUTING EARNINGS PER SHARE:
  Diluted earnings per share                                            260.4        265.3        265.7         266.6        265.1
                                                                    =========     ========     ========     =========    =========

(1)      Reflects a non-operating charge of $42.0 million ($25.7 million after tax), or $0.09 per share.
(2)      Reflects a non-operating charge of $47.0 million ($43.4 million after tax), or $0.16 per share.
(3)      Reflects a non-operating charge of $39.0 million ($36.3 million after tax), or $0.13 per share.
(4)      Reflects a non-operating gain of $6.8 million ($4.2 million after tax), or $0.02 per share.
(5)      Reflects a non-operating charge of $15.5 million ($10.0 million after tax), or $0.04 per share.
(6)      Reflects a non-operating gain of $30.0 million ($9.5 million after tax and minority interest), or $0.04 per share.
(7)      Reflects a release of restructuring reserves totaling $14.1 million ($8.6 million after tax), or $0.03 per share.
(8)      Reflects the elimination of $13.1 million ($10.2 million after tax), or $0.04 per share of amortization.
(9)      Reflects the elimination of $6.9 million ($5.4 million after tax), or $0.02 per share of amortization.
(10)     Reflects the elimination of $7.0 million ($5.5 million after tax), or $0.02 per share of amortization.
(11)     Reflects the elimination of $7.3 million ($5.7 million after tax), or $0.02 per share of amortization.
(12)     Reflects the elimination of $6.6 million ($5.2 million after tax), or $0.02 per share of amortization.